GENERAL

     1) Changes have been made to the plan of operations and the summary to disclose the change of time-based targets due to the hold up from the change of auditors and comment stages.

SUMMARY, PAGE 3

     2) Any language suggesting Loran Connections can continue for one year, or any time frame without additional funding has been removed.

SUMMARY FINANCIAL INFORMATION, PAGE 5

     3) The word, "Audited" has been removed from the summary income statement to show that the most recent financials were not audited.

DESCRIPTION OF SECURITIES, PAGE 15

     4) The number of holders has been updated to the most recent practical date:

          As October 5, 2009, there were 4,790,000 shares of our common stock issued and outstanding that are held by 30 stockholders of record.